UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	GuideMark Alternative Lending Income Fund
Address of Principal Business Office (No. & Street, City, State, Zip Code):	1655 Grant Street, 10th Floor Concord, CA 94520
Telephone Number (including area code):	(800) 664-5345

Name and address of agent for service of process:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801

With copies of Notices and Communications to:	Michael P. O’Hare, Esq. Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Concord and the state of California on the ___ day of November, 2015.

GUIDEMARK ALTERNATIVE LENDING INCOME FUND (REGISTRANT)

By:     /s/ Carrie E. Hansen
Carrie E. Hansen, President and Trustee

By:         /s/ Patrick R. Young
Patrick R. Young, Treasurer

Attest:

/s/ Christine Villas-Chernak
Christine Villas-Chernak, Secretary